June 30, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Attn: Madeleine Mateo and Susan Block

Re:	Prestige Wealth Inc. Registration Statement on Form F-1 Initially filed October 15, 2022, as amended File No. 333-267999

Ladies and Gentlemen:

Pursuant to Rule 461, as amended, the undersigned, as the representative of the prospective underwriters of the proposed offering by Prestige Wealth Inc. (the “Company”), hereby join the Company’s request that the effectiveness of the above-referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 12:00 p.m., Eastern Time, on June 30, 2023, or as soon thereafter as is practicable, or at such other time as the Company or its counsel, Hunter Taubman Fischer & Li LLC, may request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Securities Act, please be advised that during the period from May 12, 2023 to the date of this letter, the preliminary prospectus, dated May 12, 2023, in connection with the Registration Statement was distributed approximately as follows:

Copies to underwriters:	2
Copies to prospective dealers:	20
Copies to prospective institutional investors:	50
Copies to prospective retail investors and others:	1000
Total:	1072

The undersigned, as the representative of the prospective underwriters of the proposed offering, advise on behalf of the underwriters that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

REVERE SECURITIES LLC

By:	/s/ Dajiang Guo
	Name:	Dajiang Guo
	Title:	Senior Managing Director, Head of Investment Banking